Mail Stop 3561

January 29, 2010

Richard T. Carucci
Chief Financial Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re:** **YUM! Brands, Inc.**
> **File No. 001-13163**
> **Form 10-K: For the fiscal year ended December 27, 2008**

Dear Mr. Carucci:

We have reviewed your November 25, 2009 and January 22, 2010 correspondence and have the following comments. In our comments, we ask you to provide us with information so we may better understand your correspondence, as well as your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 27, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10 – Goodwill and Intangible Assets, page 75

1. Please refer to your disclosure of "Restaurant Unit Activity" in MD&A. We note that you refranchised 700 of your company-operated U.S. restaurants during fiscal year 2008 and 304 of your company-operated U.S. restaurants during fiscal year 2007. In this regard, U.S. restaurants refranchised during fiscal years 2008 and 2007 approximated 18% and 7% of your total company-operated U.S. restaurants at the beginning of those fiscal years, respectively. However, based upon your disclosure in Note 10 to your financial statements, it appears that the aforementioned refranchising activity only resulted in the write-off of 3.4% and 2.5% of the goodwill allocated to your U.S. reportable segment at the beginning

of fiscal years 2008 and 2007, respectively.   In this regard, we note from the disclosure of your accounting policy for "Goodwill and Intangible Assets" in Note 2 that (i) goodwill associated with an acquisition is written off in its entirety, if a company-operated restaurant is sold within two years of its acquisition and (b) goodwill is written off based on the relative fair value of a restaurant to the fair value of its reporting unit (i.e., its operating segment for a U.S. restaurant), if a restaurant is refranchised beyond two years from its acquisition date. However, based upon your accounting policy, it is unclear to us why the refranchising of approximately 18% of your company-operated U.S. restaurants during fiscal year 2008 and 7% of your company-operated U.S. restaurants during fiscal year 2007 only resulted in the write-off of approximately 3.4% and 2.5% of the goodwill allocated to your U.S. reportable segment during the respective fiscal years. In this regard, we also note that the percentage of your YRI segment's restaurants that were refranchised during fiscal years 2008 and 2007 may have differed significantly from the proportion of YRI's goodwill balance that was written off during each respective fiscal year.

Please provide us with information including, but not limited to, the following regarding (i) your reportable segments, (ii) the allocation of goodwill within each reportable segment, (iii) the company-operated restaurants that were refranchised during fiscal years 2007, 2008 and 2009, and (iv) the goodwill that was written off during fiscal years 2007, 2008, and 2009:

- the reporting units to which goodwill was assigned for each of your reportable segments, as well as the number of company-operated restaurants and the amount of goodwill assigned to each of those reporting units at the beginning of fiscal years 2007, 2008, and 2009;
- for each of the identified reporting units, the number of restaurants that were refranchised during fiscal years 2007, 2008 and 2009, as applicable;
- for each of the identified reporting units, the amount of goodwill that was written off in fiscal years 2007, 2008 and 2009, as applicable;
- a detailed explanation of the method used to determine the amount of goodwill written off in connection with the refranchising of company-operated restaurants during fiscal years 2007, 2008 and 2009, as well as the basis for your accounting treatment;
- the method(s) used to estimate the fair values of your refranchised restaurants and their respective reporting units for purposes of determining the amount of goodwill that should be written off in connection with your refranchising activity, including the basis for your accounting treatment.

As part of your response, please also provide an example which illustrates how you determined the amount of goodwill written off in connection with your refranchising activity in fiscal year 2007, 2008, or 2009. To the extent possible, your example should incorporate a reporting unit that (a) has been assigned a significant portion of your goodwill and (b) refranchised a significant number of stores during either fiscal year 2007, 2008, or 2009. Please also confirm to us that the example you provide is representative of the method used to determine the fair values of both the disposed and retained portions of each reporting unit at which you refranchised restaurants.

2. Based upon your response letter dated November 25, 2009, it appears that the expected future royalty stream attributable to refranchised restaurants is included in your computation of the fair value of the reporting unit from which the restaurants were refranchised. In this regard, it appears that the inclusion of the expected future royalty stream could materially impact your computation of the relative fair values of the restaurants that were refranchised and the portion of the reporting unit that was retained by your company. Please explain to us in detail how the expected future royalty stream is incorporated into your computation of the relative fair values, as well as the basis for your accounting treatment. Please also tell us what consideration was given to FASB ASC 350-20-35-52 and 35-53 (formerly paragraph 39 of SFAS 142) in determining your accounting treatment.

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You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief